SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

JAMES RIVER COAL COMPANY

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

4.50% SENIOR CONVERTIBLE NOTES DUE 2015

(Title of Class of Securities)

470355AF5

(CUSIP Number of Class of Securities)

and

3.125% CONVERTIBLE SENIOR SECURED NOTES DUE 2018

(Title of Class of Securities)

470355AH1

(CUSIP Number of Class of Securities)

Peter T. Socha

President and Chief Executive Officer

James River Coal Company

901 E. Byrd Street, Suite 1600

Richmond, Virginia 23219

(804) 780-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Andrew B. Hampton, Esq. Assistant General Counsel James River Coal Company 901 E. Byrd Street, Suite 1600 Richmond, Virginia 23219 (804) 780-3000	David A. Stockton, Esq. Kilpatrick Townsend & Stockton LLP 1100 Peachtree Street, N.E., Suite 2800 Atlanta, Georgia 30309 (404) 815-6500

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$54,429,660	$7,424.21

(1)	Estimated for purposes of calculating the amount of the filing fee only. Represents the maximum principal amount of the Company’s 10.00% Convertible Senior Notes due 2018 that may be issued pursuant to the exchange offers.

(2)	The registration fee has been calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended. Represents one third of the value of the maximum amount of the Company’s 4.50% Convertible Senior Notes due 2015 and 3.125% Convertible Senior Notes due 2018 that the issuer may receive from tendering holders in the exchange offers described herein.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 4,673.70	Amount Previously Paid:	$ 2,750.51
Form or Registration No.:	333-189403	Form or Registration No.:	Schedule TO
Filing Party:	James River Coal Company	Filing Party:	James River Coal Company
Date Filed:	June 18, 2013	Date Filed:	August 13, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO (as amended, this “Schedule TO”) filed by James River Coal Company, a Virginia corporation (the “Company ”), relating to its offer to exchange (the “Exchange Offers ”) (i) up to $31,739,040 aggregate principal amount of its 10.00% Convertible Senior Notes due 2018 (the “new notes”) for any and all of its outstanding 4.50% Convertible Senior Notes due 2015 (CUSIP No. 470355AF5) (the “existing 2015 notes”) and (ii) up to $22,704,880 aggregate principal amount of its new notes for any and all of its outstanding 3.125% Convertible Senior Notes due 2018 (CUSIP No. 470355AH1) (the “existing 2018 notes”), upon the terms and subject to the conditions set forth in the Company’s preliminary prospectus (as the same may be amended or supplemented from time to time, the “Prospectus”) and the related Letter of Transmittal (the “Letter of Transmittal”), each of which forms a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-189403) initially filed with the U.S. Securities and Exchange Commission (“SEC”) on June 18, 2013, as amended (the “Registration Statement”).

Only those items amended and supplemented are reported in this Amendment No. 1 to Schedule TO. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 to Schedule TO does not modify any of the information previously reported on the Schedule TO. This Amendment No. 1 to Schedule TO should be read in conjunction with the Schedule TO, the Prospectus, the Registration Statement and the Letter of Transmittal.

This Amendment No. 1 to Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

All of the information set forth in the Prospectus, the Registration Statement and the Letter of Transmittal, and any prospectus supplement or other amendment thereto related to the Exchange Offers hereafter filed by the Company with the Securities and Exchange Commission, is hereby incorporated by reference into this Schedule TO in answer to Items 1 through 11 of this Amendment No. 1 to Schedule TO, except that the information is hereby amended and supplemented to the extent specifically provided herein.

Item 1 through 9 and 11.

Items 1 through 9 and Item 11 of this Schedule TO are hereby amended and supplemented by adding the following:

“On September 12, 2013, the Company issued a press release announcing that the expiration date for the Exchange Offers has been extended until 5:00 p.m., New York City time, on September 18, 2013.

The full text of the press release is attached hereto as Exhibit (a)(5)(B) and is incorporated herein by reference.”

Item 12. Exhibits.

(a)(1)(A)	Letter of Transmittal (incorporated by reference to Exhibit(a)(1)(A) to the Company’s Schedule TO filed with the SEC on August 13, 2013)

(a)(4)	Prospectus filed with the SEC on August 13, 2013 pursuant to Rule 424(b)(3) and forming a part of the Registration Statement

(a)(5)(A)	Press Release, dated August 13, 2013 (filed by the Company pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended, and incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 13, 2013)

(a)(5)(B)

Press Release, dated September 12, 2013 (filed by the Company pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended, and incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 12, 2013)

(b)	None
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(d)(1)	2004 Equity Incentive Plan of the Company, incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 filed August 13, 2004

(d)(2)	Amendment to the Company’s 2004 Equity Incentive Plan, incorporated herein by reference to Appendix B to the Company’s Definitive Proxy Statement on Form DEF 14A filed April 30, 2009

(d)(3)	2012 Equity Incentive Plan of the Company, incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed August 9, 2012
(d)(4)(1)

Rights Agreement between the Company and SunTrust Bank as Rights Agent, dated as of May 25, 2004, incorporated herein by reference to Exhibit 4.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on March 31, 2005

(d)(4)(2)	Form of rights certificate, incorporated herein by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form 8-A filed January 24, 2005
(d)(4)(3)

Amendment No. 1 to Rights Agreement between the Registrant and Computershare Trust Company, N.A., successor to SunTrust Bank, as Rights Agent, dated as of November 3, 2006, incorporated herein by reference to Exhibit 4.2 to the Registrant’s Quarterly Report on Form 10-Q filed November 9, 2006

(d)(4)(4)

Amendment No. 2 to Rights Agreement between the Registrant and Computershare Trust Company, N.A., successor to SunTrust Bank, as Rights Agent, dated as of August 2, 2007, incorporated herein by reference to Exhibit 4.2 to the Registrant’s Quarterly Report on Form 10-Q filed August 9, 2007

(d)(5)

Indenture relating to the 4.50% Convertible Senior Notes due 2015, dated as of November 20, 2009, between the Company and U.S. Bank National Association, as trustee (including the form of 4.50% Convertible Senior Notes due 2015), incorporated herein by reference to Exhibit 4.1 to the Company’s Form 8-K filed November 25, 2009

(d)(6)

Indenture relating to the 3.125% Convertible Senior Notes due 2018, dated as of March 29, 2011, between the Company and U.S. Bank National Association, as trustee (including the form of 3.125% Convertible Senior Notes due 2018), incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated March 29, 2011

(d)(7)

Indenture relating to the 7.785% Senior Notes due 2019, dated as of March 29, 2011, between James River Escrow Inc. and U.S. Bank National Association, as trustee (including the form of 7.785% Senior Notes due 2019), incorporated herein by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed March 29, 2011

(d)(8)	Indenture relating to the 10.00% Convertible Senior Notes due 2018, dated May 22, 2013, by and between the Company, the subsidiary guarantors named therein, and U.S. Bank National Association, as trustee (including the form of 10.00% Convertible Senior Notes due 2018), incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 29, 2013

(d)(9)	Form of Supplemental Indenture relating to the 10.00% Convertible Senior Notes due 2018, incorporated herein by reference to Exhibit 4.12 of the Registration Statement

(g)	None

(h)	Tax Opinion of Kilpatrick Townsend & Stockton LLP, dated August 2, 2013, incorporated herein by reference to Exhibit 8 to the Registration Statement

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JAMES RIVER COAL COMPANY

Dated: September 12, 2013	By:	/s/ Samuel M. Hopkins II
	Name:	Samuel M. Hopkins II
	Title:	Vice President and Chief Accounting Officer

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